Exhibit 21.1

SUBSIDIARIES

COUNTRY OR REGION	OFFICIAL NAME

Argentina	Ariba Argentina
Australia	Ariba Australia Pty Ltd
Brazil	Ariba Brazil Limitada
Canada	Ariba Canada, Inc.
Cayman Islands	Ariba Holdings, Inc.
Delaware	Ariba Latin America, Inc.
France	Ariba France Sarl
Germany	Ariba Deutschland GmbH
Hong Kong	Ariba (China) Limited
India	Ariba Technologies India Private Limited
Ireland	Ariba Technologies Ireland Limited
Italy	Ariba Italia S.r.l.
Japan	Nihon Ariba, K.K.
Korea	Ariba Korea, Ltd.
Netherlands	Ariba Technologies Netherlands B.V.
New Zealand	Ariba New Zealand
Singapore	Ariba Singapore Ltd.
Spain	Ariba Iberia, S.L.
Sweden	Ariba Sweden AB
Switzerland	Ariba Switzerland GmbH/Sarl/Ltd liab Co.
United Kingdom	Ariba U.K. Limited